Exhibit 99.1

Forward Pharma ( Nasdaq:FWP ) Investor Slides September 11, 2019 2019© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer

2 Forward - Looking Statements Certain statements in this presentation may constitute “forward - looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential . ” Forward - looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements . Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward - looking statements and include, among others, risks related to the following : the ability of the Company to regain compliance with the Nasdaq Listing Rules, the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc . and certain other parties thereto ; our ability to obtain, maintain, enforce and defend issued patents with royalty - bearing claims ; our ability to prevail in or obtain a favorable decision in the ‘ 355 patent European Opposition Proceeding, after all appeals ; the expected timing for key activities and an ultimate ruling in such legal proceedings ; the issuance and term of our patents ; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures ; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties ; our ability to defend our tax filing positions ; and the sufficiency of the Company's cash resources . Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20 - F for the year ended December 31 , 2018 . We are providing this information as of the date of this presentation and do not undertake any obligation to update any forward - looking statements contained in this press release as a result of new information, future events or otherwise . 2019© Forward Pharma A/S

3 Investment Highlights ▪ Business optimized to support ongoing IP strategy and continuing obligations per Settlement and License Agreement ▪ Tecfidera® (DMF) remains a leading therapy for multiple sclerosis ▪ FWP has IP - gated access to future royalties on Tecfidera® sales outside the U.S. (FY2018: $ 1.02 B) ▪ Irrevocable license to all DMF IP granted to Biogen in January 2017 ▪ Potential future royalties on Tecfidera® net sales outside the U.S. dependent on outcome of appeal of Opposition Division decision on the EP 2 801 355 (EP’355) patent validity 2019© Forward Pharma A/S

4 Share Value Drivers under the Settlement and License Agreement 2019© Forward Pharma A/S Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. App rop riate risk - adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31, 2018, where r isk factors are identified and described in detail. Tecfidera® ex - U.S. sales $ 1.02 B (2018) Potential Royalties from ex - U.S. net sales of Tecfidera® Forward Pharma Net Cash

5 Balance Sheet and Operating Results Current per June 30, 2019 2019© Forward Pharma A/S ▪ Staff of 5 employees, including 3 part - time employees (Management and Finance function) ▪ Share information (per September 10, 2019) ▪ Closing price per ADS: $ 0.99 ▪ Market Cap: $ 47 M ▪ Number of issued shares: 95,073,864, of which ~24% are listed as American Depositary Shares (ADS) ( Ticker: FWP ; 1 ADS represents 2 shares) Balance Sheet # At June 30, 2019 USD ‘000s Cash $ 80,169 Other assets 504 Total assets 80,673 Total shareholder equity 80,008 Total liabilities 665 Total share holder equity and liabilities $ 80,673 Operating Results # Six months ended June 30, 2019 USD ‘000s Revenue $ - Operating e xpenses* (3,228) Other income 378 Income tax benefit - Net loss $ (2,850) * Includes non - cash share - based compensation of $ 1.5 million # Based on ( i ) interim condensed consolidated statement of Forward Pharma’s financial position as of June 30, 2019, unaudited, and Decembe r 3 1, 2018 and (ii) unaudited interim condensed consolidated statements of profit or loss each of the six - month periods ended June 30, 2019 and 2018. See Form 6 - K dated Septemb er 10, 2019

6 Potential Royalties on Tecfidera® Net Sales outside the U.S. 2019© Forward Pharma A/S The summary of the Settlement and License Agreement in this presentation does not purport to be complete and is subject to, a nd qualified in its entirety by, the full text of the Settlement and License Agreement, which is available on Forward’s website. Potential investors and current shareholders are s tro ngly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31, 2018. If we prevail in the EP‘355 Opposition Proceeding, including any appeals, and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF Gating event • Assuming that the EP’355 patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the patent has a maximum duration until October 2025 (subject to possible SPC extension until January 2029 on a country - by - country basis, as discussed in the Annual Report on Form 20 - F for the year ended December 31, 2018). Royalty January 1, 2021 until December 31, 2028: 10% January 1, 2029 and after: 20% No Royalties payable • Royalties are payable on a country - by - country basis on DMF - containing products indicated for MS that, but for the Settlement and License Agreement, would infringe a Forward licensed patent and subject to, among other things, expiration or invalidation of the patents or impact of generic entry on a country - by - country basis, as defined in the Settlement and License Agreement Positive Outcome Negative Outcome

7 Ex - U.S. Potential Royalty - Bearing Claims 2019© Forward Pharma A/S Application Number Description Europe EP14172398.1 (Pat. No. EP 2 801 355) Treating MS with 480 mg/day of DMF wherein the pH controlled release compositions have an enteric coat Revoked by Opposition Division – January 29, 2018 Appeal filed – May 7, 2018 EP15166243.4 (Pat. No. EP 2 965 751) Treating MS with 480 - 600 mg fumaric acid esters (including DMF)/day where the composition releases fumaric acid esters depending on pH. Application pending EP14172396.5 (Pat. No. EP 2 792 349) Controlled release composition of DMF for use in treating hyperproliferative, inflammatory or autoimmune disorders other than psoriasis with 480 mg/day Application pending EP16001391.8 (Pat. No. EP 3 093 012) Controlled release pharmaceutical composition comprising DMF in an amount of 50 - 90% by weight Application pending If Forward obtains a Relevant Patent in the European EP ’ 355 opposition proceeding including all appeals therefrom, and can show on a country - by - country basis outside the U.S. that Tecfidera® infringes a valid licensed patent, royalties may be payable. I n Europe, there are presently four patents and patent applications with potentially royalty - bearing claims. A Relevant Patent is a patent that covers treatment for MS by orally administering 480 mg per day of DMF.

8 Timeline for the appeal of the first instance decision in the EP 2 801 355 Opposition Proceedings 2019© Forward Pharma A/S May 7, 2018 Dates represent current estimates of the timeline; a green tick mark signifies actual date of completed event. Documents can be located through https://register.epo.org/regviewer EP 2 801 355 patent revoked in Opposition Proceedings Jan 29, 2018 Filed notice of appeal to Technical Board of Appeal Aug 1, 2018 Filed statement of grounds of appeal to Technical Board of Appeal Jun 18, 2020 Oral Proceedings before the Technical Board of Appeal

9 European EP 2 801 355 Opposition Proceeding ▪ EP 2 801 355 patent granted by European Patent Office (EPO) on May 20, 2015 ▪ Subject to several oppositions filed with the EPO by third parties (including Biogen) ▪ On January 29, 2018, the Opposition Division of the EPO revoked the EP 2 801 355 patent ▪ Appeal of the decision of the Opposition Division to the Technical Board of Appeal was initiated on May 7, 2018, with expected conclusion in approximately 3 years. ▪ Oral Proceedings before the Technical Board of Appeal have been scheduled for June 18, 2020 2019© Forward Pharma A/S

10 Contact 2019© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer Forward Pharma Investor Relations investors@forward - pharma.com

11 Appendix 2019© Forward Pharma A/S

12 Key IP Overview: Core Composition and Erosion Matrix Patent Families 1 2019© Forward Pharma A/S Patent / Application Patent Family Status EP 2 801 355 Core Composition Revoked by decision of January 29, 2018; under appeal. EP 1 799 196 Core Composition Revoked by decision of September 18, 2018; under appeal. EP 2 801 354 Core Composition Revoked by decision of May 7, 2019. Appeal is possible. EP 3 093 012 Core Composition Pending. EP 2 965 751 Core Composition Pending. EP 2 792 349 Core Composition Pending. EP 2 379 063 Erosion Matrix Granted; under opposition. EP 2 564 839 Erosion Matrix Upheld by decision of June 7, 2018; under appeal. EP 3 295 936 Erosion Matrix Pending. JP 5 788 331 Erosion Matrix Granted as JP2012 - 514624. 1. Beyond the core composition patent and erosion matrix patent families, other patent families include European Patent Appli cat ion Nos. EP 2 879 672, EP 3 038 606 and EP 3 038 605. As a result of the corporate restructuring that was completed pursuant to Appendix D of the Settlement and License Agreement, th e intellectual property of Forward Pharma that is the subject of the Settlement and License Agreement was ultimately transferred to FWP IP ApS, a Danish limited liabil ity company, and the capital stock of FWP IP ApS was transferred to a newly formed independent Danish foundation. For more information regarding this restructuring and transfer, see our Form 6 - K and press release dated November 22, 2017. Date of preparation: September 11, 2019